City e-Solutions Limited

ces.

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

30 May 2007

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

07025383

SUPPL

Dear Sir,

We are pleased to enclose copy of announcement, dated 29 May 2007, for your information:

City e-Solutions Limited – Unusual Price Movement Resumption of Share Trading

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

Yours faithfully,

Lawrence Yip
Executive Director

PROCESSED
JUL 23 2007
THOMSON FINANCIAL

Enc.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

UNUSUAL PRICE MOVEMENT

RESUMPTION OF SHARE TRADING

The Board has noted today's increase in the trading price of the shares of the Company and issues this announcement pursuant to Rule 13.09 of the Listing Rules.

The Group is negotiating with several unconnected and independent third parties in respect of a Possible Hospitality-Related Investment which, if the same materializes, will constitute a major transaction for the Company under the Listing Rules. The Group is also negotiating with unconnected and independent third parties in respect of a Possible Training Investment which, if the same materializes, will constitute a discloseable transaction for the Company under the Listing Rules. The Possible Hospitality-Related Investment and Possible Training Investment are independent from, and not related to, each other.

The Board also confirms that, save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 3:39 p.m. on 28 May 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 29 May 2007.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules").

The board ("Board") of directors of City e-Solutions Limited ("Company") has noted today's increase in the trading price of the shares of the Company ("Shares").

The Group is negotiating with several unconnected and independent third parties in respect of a possible hospitality-related investment ("Possible Hospitality-Related Investment") in a joint venture company. If the Possible Hospitality-Related Investment materializes, it will constitute a major transaction for the Company under the Listing Rules.

The Group is also negotiating with unconnected and independent third parties in respect of a possible investment ("Possible Training Investment") in a joint venture company which will be principally engaged in provision of training services. If and when the Possible Training Investment materializes, it will constitute a discloseable transaction for the Company under the Listing Rules.

The Possible Hospitality-Related Investment and Possible Training Investment are independent from, and not related to, each other. The negotiations of the above two possible investment are still on-going currently. The terms of the transactions are still subject to consideration and final approval by the Board or its authorized committee. No definitive or legally binding agreements, letters of intent or similar agreements or documents have been entered into by the Group. Accordingly, the Group may or may not proceed with such transactions. Shareholders of the Company and investing public are advised to take caution in dealing in the Shares. If and when any of the above transactions materializes, the Company will issue the appropriate announcement and comply with the Listing Rules.

The Board also confirms that, save as disclosed in this announcement, there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, and neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 3:39 p.m. on 28 May 2007, pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 29 May 2007.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 28 May 2007

As at the date of this announcement, the Board is comprised of 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam. 2 are non-executive Directors, namely Mr. Wong Hong Ren and Mr. Chun Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr. Lee Jackson a.k.a. Li Chik Sin and Mr. Teoh Teik Kee.

END